[Letterhead of Sutherland Asbill & Brennan LLP]

February 10, 2015

VIA EDGAR

Jill Ehrlich, Esq.

Senior Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20001

Re:	First Amended and Restated Application for an Order of Exemption for CM Finance Inc, et al.; File No. 812-14369

Dear Ms. Ehrlich:

On behalf of CM Finance Inc and the additional applicants (collectively, the “Applicants”), please find a copy of the above-referenced First Amended and Restated Application for an Order pursuant to Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “Amended and Restated Application”), which is marked to indicate changes made to the Application that was filed on October 6, 2014.

I confirm that the marked version of the application filed on Edgar is a complete and accurate comparison of the application filed on Edgar on October 6, 2014 (file no. 812-14369) to the immediately prior version of the application filed on Edgar.

The Amended and Restated Application reflects changes made in response to the comments in your letter dated January 20, 2015 (the “Letter”), which sets forth the comments provided by the staff of the Division of Investment Management (the “Staff”). The comments from the Letter are set forth below and each is followed by the Company’s response.

Terms used but not defined herein have the meaning ascribed to them in the Amended and Restated Application.

1.	We note that the Cyrus Funds and Stifel own significant interests in both the Adviser and the Company. Because the independence of the Non-Interested Directors is important to addressing the Adviser’s potential conflicts in the context of Co-Investment Transactions, we require the additional representations and condition below (if accurate) when the Adviser or significant owners of the Adviser hold significant interests in a Regulated Fund.

Jill Ehrlich, Esq.

February 10, 2015

We understand that the Cyrus Funds already have in place the Irrevocable Proxy. If applicants believe this would serve as an adequate alternative for addressing the policy concerns underlying the condition, please provide an analysis supplementally and identify any modifications that would be required.

Representations:

If the Adviser, Cyrus, Stifel, any person controlling, controlled by, or under common control with the Adviser, Cyrus or Stifel and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of the Company, then the Holders will vote such shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the Act.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the

Holders to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

New condition 14:

If the Holders own in the aggregate more than 25% of the outstanding voting securities of the Company, then the Holders will vote such shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the Act.

Response: The Applicants respectfully acknowledge the Staff’s policy concerns regarding potential conflicts and believe that the irrevocable proxies executed by both the Cyrus Funds and Stifel Venture Corp. (“Stifel”), respectively, adequately address those concerns. As indicated in both CM Finance’s annual report on Form 10-K for the fiscal year ended June 30, 2014 (the “Form 10-K”) and its more recent registration statement on Form N-2 filed with the Commission on January 9, 2015 (SEC File No. 333-201432) (the “Registration Statement”), (1) the Cyrus Funds own, in the aggregate, approximately 27.9% of the outstanding shares of CMFN Common Stock, and (ii) Stifel owns approximately 15.9% of the outstanding shares of CMFN Common Stock. Pursuant to the terms of the irrevocable proxies granted by both the Cyrus Funds and Stifel, respectively, neither the Cyrus Funds nor Stifel has any right to vote the shares of CMFN Common Stock that are held by them. Pursuant to the irrevocable proxy granted by the Cyrus Funds, the shares of CMFN Common Stock held by the Cyrus Funds must

Jill Ehrlich, Esq.

February 10, 2015

be voted in the same manner as the other stockholders (excluding Stifel) of CM Finance Inc. Similarly, pursuant to an irrevocable proxy granted by Stifel, Stifel has given CM Finance the right to vote the shares of CMFN Common Stock held by Stifel in excess of 4.9% of the total outstanding common stock. As a result, the Applicants believe that the irrevocable proxies granted by both the Cyrus Funds and Stifel that prohibit both the Cyrus Funds and Stifel from voting the shares of CMFN Common Stock held by them ensures that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the proxies eliminate the ability of the Cyrus Funds and Stifel to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed. Accordingly, the Applicants do not believe that adding the suggested additional representations or conditions to the Application is necessary.

Please note that the Applicants have also revised the Amended and Restated Application to provide additional updated information with respect to an irrevocable proxy granted by Stifel to the Company.

The Applicants note that in connection with the Company’s initial public offering, the Company responded to similar questions from the Staff in its comment response letter filed with the Commission on September 27, 2013. In connection with the Staff’s review of the Company’s response letter, as well as the disclosure in the Company’s registration statement on Form N-2 filed in connection with its initial public offering, the Staff raised no objection to the Company’s determination that the Cyrus Funds are not a “affiliate” of the Company in the manner contemplated by Section 57 of the Act.

2.	We note that the Form 10-K describes investments by the Company and the Cyrus Funds in the same portfolio companies and argues that the Company is not an “affiliate” of the Cyrus Funds under the Act. Please explain supplementally why the Cyrus Funds should not be considered a “related” person of the Company for purposes of section 57(a) or section 57(d).

Response: The Applicants respectfully advise the Staff that they believe that the Company and the Cyrus Funds are not “related” persons in a manner contemplated by either Section 57(b) or Section 57(e) of the Act such that the Company and the Cyrus Funds would be prohibited from engaging in the types of transactions contemplated by either Section 57(a) or Section 57(d) of the Act. The only relationships that exist between the Company and the Cyrus Funds arise from the financial interest held by the Cyrus Funds in both the Company and the Adviser, respectively. As discussed more fully below, this financial relationship does not create the type of affiliations that are covered by Section 57(b) or Section 57(e) of the Act.

Jill Ehrlich, Esq.

February 10, 2015

Section 57(a) and 57(b) of the Act prohibit certain transactions between a BDC and certain persons related to the BDC (each a “related person”). For purposes of Section 57(a) of the Act, a related person includes the following:

(1) any director, officer, employee, or member of an advisory board of a business development company or any person (other than the business development company itself) who is, within the meaning of section 2(a)(3)(C) of this title, an affiliated person of any such person specified in this paragraph; or

(2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a business development company (except the business development company itself and any person who, if it were not directly or indirectly controlled by the business development company, would not be directly or indirectly under the control of a person who controls the business development company), or any person who is, within the meaning of section 2(a)(3) (C) or (D), an affiliated person of any such person specified in this paragraph.

For purposes of Section 57(d) of the Act, a related person includes the following:

(1) any person (A) who is, within the meaning of Section 2(a)(3)(A), an affiliated person of a business development company, (B) who is an executive officer or a director of, or general partner in, any such affiliated person, or (C) who directly or indirectly either controls, is controlled by, or is under common control with, such affiliated person; or

(2) any person who is an affiliated person of a director, officer, employee, investment adviser, member of an advisory board or promoter of, principal underwriter for, general partner in, or an affiliated person of any person directly or indirectly either controlling or under common control with a business development company (except the business development company itself and an person who, if it were not directly or indirectly controlled by the business development company, would not be directly or indirectly under the control of a person who controls the business development company).

An “affiliated person” under Section 2(a)(3)(A) of the Act includes “any person directly or indirectly owning, controlling, or holding with the power to vote, five per centum or more of the outstanding voting securities of such other person.” Section 2(a)(3)(C) and (D) of the Act includes “any person directly or indirectly controlling, controlled by, or under common control with, such other person;” or “any officer, director, partner, copartner, or employee of such other person.”

Section 2(a)(9) of the Act defines “control” as follows:

the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official

Jill Ehrlich, Esq.

February 10, 2015

position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. A natural person shall be presumed not to be a controlled person within the meaning of this title. Any such presumption may be rebutted by evidence.

As described in the Company’s Form 10-K and more recently in the Company’s Registration Statement, the Cyrus Funds own, in the aggregate, approximately 27.9% of the outstanding shares of CMFN Common Stock. As described above, the Cyrus Funds have, however, executed an irrevocable proxy such that the Cyrus Funds shares of CMFN Common Stock will be voted in the same manner as the Company’s other stockholders (other than Stifel) vote their shares. As a result, neither the Cyrus Funds nor Stifel hold five per centum or more of the outstanding voting securities of the Company.

In addition, as disclosed in the Company’s Form 10-K and the Registration Statement, the Cyrus Funds hold a 38% indirect economic interest, but no voting interest, in the Adviser. The limited liability company agreement (the “LLC Agreement”) of the Adviser provides that Michael C. Mauer, as the sole owner of the managing member of the Adviser, has exclusive authority to manage the day-to-day operations of the Adviser. All of the rights that could be deemed to be voting rights under the LLC agreement (most prominently, the right to remove the managing member) that would be held by the Cyrus Funds as members of the Adviser are vested in the managing member of the Adviser, who is not affiliated with the Cyrus Funds. The LLC Agreement of the Adviser also establishes a three-person board of managers with weighted voting rights. The Cyrus Funds have no representation on or voting rights with respect to the board of managers of the Adviser. Similarly, the Adviser has a three-person investment committee on which the Cyrus Funds have no representation or voting rights.

The Applicants note that in connection with the Company’s initial public offering, the Company responded to similar questions from the Staff in its comment response letter filed with the Commission on September 27, 2013. In connection with the Staff’s review of the Company’s response letter, as well as the disclosure in the Company’s registration statement on Form N-2 filed in connection with its initial public offering, the Staff raised no objection to the Company’s determination that the Cyrus Funds are not a “affiliate” of the Company in the manner contemplated by Section 57 of the Act.

As a result, the Applicants believe that the Company and the Cyrus Funds are not related in a manner proscribed in Section 57(b) of the Act or Section 57(e) of the Act and should not be considered “related” persons of the Company for purposes of Section 57(a) of the Act or Section 57(d) of the Act.

Jill Ehrlich, Esq.

February 10, 2015

3.	We note that the Form 10-K describes investments by the Company and Stifel in the same portfolio companies and states that the Company may co-invest with Stifel and its affiliates upon approval of a majority of its directors that are not “interested persons” as defined in 2(a)(19) of the Act. Please explain supplementally whether Stifel is considered a “related” person of the Company for purposes of section 57(d) and, if so, confirm that the Company will comply with the approval requirements set forth in section 57(f) of the Act with respect to these investments.

Response: The Applicants respectfully advise the Staff that the Company has determined that Stifel may be considered a “related” person for purposes of Section 57(d) of the Act and confirms that the Company will comply with the approval requirements set forth in Section 57(f) of the Act with respect to any transaction contemplated by the Company under Section 57(d) of the Act.

4.	Please revise the application to state whether any of the Cyrus Funds, Cyrus Capital Advisors, L.L.C. or Stifel would participate in any transaction or hold an interest in any issuer that may be the subject of a Co-Investment Transaction. If they would, please explain the circumstances under which such participation would take place.

Response: The Applicants have revised the Amended and Restated Application in response to the Staff’s comment.

5.	We note that the Form 10-K states that Stifel has the right to nominate a director of the Company. Please revise the application to reflect this and represent that the director so nominated would not be considered a Non-Interested Director, if accurate.

Response: The Applicants have revised the Amended and Restated Application in response to the Staff’s comment.

6.	Please revise the application to state whether any affiliation exists among the Cyrus entities, Stifel, Mr. Mauer and Mr. Jansen.

Response: The Applicants have revised the Amended and Restated Application in response to the Staff’s comment.

7.	Please explain supplementally whether section 12(d)(1) of the 1940 Act applied to the acquisitions by the Cyrus Funds and Stifel of their interests in the Company.

Response: The Applicants respectfully advise the Staff that the acquisitions by both the Cyrus Funds and Stifel of shares of CMFN common stock and interests in the Adviser were completed prior to the Company’s election to be regulated as a BDC and therefore Section 12(d)(1) was not applicable.

Jill Ehrlich, Esq.

February 10, 2015

8.	In the description of the Existing Affiliated Fund, please finalize the bracketed date and use either the legal name or the defined term to refer to that entity.

Response: The Applicants have revised the Amended and Restated Application in response to the Staff’s comment.

*    *    *    *    *

Jill Ehrlich, Esq.

February 10, 2015

We very much appreciate your attention to this matter. Please do not hesitate to call me at (202) 383-0176, or Anne G. Oberndorf at (202) 383-0966, if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	David P. Bartels, Esq.

    Michael C. Mauer, CM Finance Inc

    Anne G. Oberndorf, Esq.